

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 9, 2016

<u>Via E-mail</u>
Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
4 Tri Harbor Court
Port Washington, New York 11050

  Re: Aceto Corporation
    Form 10-K for the Fiscal Year Ended June 30, 2015
    Filed September 11, 2015
    File No. 0-04217

Dear Mr. Roth:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Rufus Decker

          Rufus Decker
          Accounting Branch Chief
          Office of Beverages, Apparel and Mining